February 15, 2017

TSX: SAM

STARCORE ANNOUNCES

3rd Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (the “Company”) announces production results for the third quarter of fiscal 2017, ended January 31, 2017, at its San Martin Mine (“San Martin”) in Queretaro, Mexico and the Altiplano Gold Silver Processing Facility (“Altiplano”) in Matehuala, Mexico.

During Q3 at San Martin, a total of 69,703 tonnes were milled at an average grade of 1.90 g/t gold and 14.7 g/t silver resulting in the production of 3,237 gold equivalent ounces. Mill recoveries averaged 70.7% for gold and 47.1% for silver. Equivalent gold ounce calculation is based on the average gold:silver ratio of 70.73:1 during the quarter.

In November, the mill processed carbonaceous ore for 10 days using Carbon in Leach “CIL” technology. Recovery of gold from the carbonaceous ore averaged 45% using CIL, much better than the 10% indicated by testwork using Merrill Crowe processing. After this trial, the plant was fed normal ore again for the remainder of the quarter and metal recoveries have returned to normal (80-85% for gold).

Recoveries stabilized in January and testing is continuing to determine the best method to treat the carbonaceous ore. The CIL/ ADR plant worked very well from a physical perspective but there appears to be a mineralogical constituent within the ore that is hampering recovery in addition to organic carbon content.

The Company has reclassified Altiplano from pre-operational phase during the last quarter and is accounting for production revenues and expenses on an operational basis, no longer capitalizing these amounts. During Q3, the Altiplano Facility received approximately 167.4 tonnes of concentrate, 5.4 tonnes of precipitates and 7.8 tonnes of slag containing approximately 915 ounces of gold and 29,000 ounces of silver. Since most of this product was received after Christmas it remains in inventory with processing continuing into February. To January 31, 2017, the Company sold 39.8 ounces of gold and 2,378.5 ounces of silver from the amounts received at Altiplano.

In addition to this, Altiplano secured the purchase of approximately 3.9 tonnes of granulated carbon which was processed at the new CIL/ADR plant at the San Martin Mine in Queretaro. This carbon was processed to produce approximately 185.4 ounces of gold and 342.2 ounces of silver which was sold directly by the mine operations in Q3, but which is in addition to the mine production results reported above.

“It was an interesting quarter where we tested our CIL/ADR circuit. Although it had some disappointments, we are confident that we can find a cost effective solution to treat the carbonaceous ore. We were very pleased with the construction of CIL plant changeover. The plant adaptation was completed for 25% of the

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cost proposed by industry experts, a credit to our mine staff,” stated Robert Eadie, President and CEO. “The Altiplano operations is now underway and we are working hard to find continuous and profitable sources of raw material to process in our low cost facility”.

David Gunning, P.Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE:
Telephone: (416) 640-1936

EVAN EADIE
Investor Relations
Telephone: (416) 640-1936
Toll Free: 1-866-602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.